UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

Bogotá, September 18, 2014

In August 2014

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 2.3 MILLION PASSENGERS

•	In August 2014, Avianca Holdings and its subsidiaries carried 2,354,364 passengers, a 6.6% increase over the same period in 2013

In August, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,354,364 passengers, up 6.6% compared to August 2013. Capacity, measured in ASKs (available seat kilometers), increased by 4.3%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 5.4%. The load factor for the month was 82.8%.

Domestic markets in Colombia, Peru and Ecuador

In August, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,364,293 travelers, up 8.7% compared to August 2013. Capacity (ASKs) increased 7.8%, while passenger traffic (RPKs) increased 8.5%. As a result, the load factor was 78.0%.

International markets

In August, the affiliated airlines of Avianca Holdings transported 990,071 passengers on international routes, a 3.8% increase compared with passenger numbers of August 2013. Capacity (ASKs) increased 3.4%, while passenger traffic (RPKs) grew about 4.6%. As a result the load factor for the month was 84.1%.

Operational Results	aug-14	aug-13	Δ YOY	YTD 2014	YTD 2013	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,354	2,209	6.6%	17,137	16,352	4.8%
ASK (mm)[2]	3,637	3,487	4.3%	27,051	25,810	4.8%
RPK (mm)[3]	3,012	2,859	5.4%	21,482	20,760	3.5%
Load Factor[4]	82.8%	82.0%	0.8 p.p.	79.4%	80.4%	-1.0 p.p.

Domestic Market
PAX (K)[1]	1,364	1,255	8.7%	10,090	9,464	6.6%
ASK (mm)[2]	761	706	7.8%	5,702	5,371	6.2%
RPK (mm)[3]	594	547	8.5%	4,404	4,132	6.6%
Load Factor[4]	78.0%	77.5%	0.5 p.p.	77.2%	76.9%	0.3 p.p.

International Market
PAX (K)[1]	990	954	3.8%	7,047	6,888	2.3%
ASK (mm)[2]	2,876	2,781	3.4%	21,348	20,439	4.5%
RPK (mm)[3]	2,418	2,312	4.6%	17,078	16,628	2.7%
Load Factor[4]	84.1%	83.1%	1.0 p.p.	80.0%	81.4%	-1.4 p.p.

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

* About Avianca Holdings S.A. Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo SA incorporated in Colombia, Aerolineas Galapagos SA Aerogal incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

Investor Relations Officer

Andres Felipe Ruiz

+571 587 77 00 Ext. 2474

Andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs